CONTRACT FUND AND CONTRACT VALUE OPTIONS

Before the annuity date, you may be able to make withdrawals from the contract fund and you may surrender this contract for its cash value.

Contract Fund.-- On the contract date the contract fund is equal to the invested purchase amount (see below) minus any of the charges described in items (f) through (i) below which may have been due on that date. On any day after that the contract fund is equal to what it was on the previous day, plus these items:

     (a) any increase due to investment results in the value of the subaccounts to which that portion of the contract fund that is in the investment amount is allocated (we explain investment amount below);

     (b) guaranteed interest at 3% on that portion of the contract fund that is in the fixed account;

     {c) any excess interest on that portion of the contract fund that is in the fixed account (see page 12); and

     {d) any invested purchase amount resulting from additional purchase payments minus these items:

     (e} any decrease due to investment results in the value of the subaccounts to which that portion of the contract fund that is in the investment amount is allocated;

     (f) a charge against the investment amount at a rate of up to .00326816% a day (1.20% a year) for mortality and expense risks that we assume;

     (g)  any annual maintenance charge that we deduct (see page 12);

     (h) any amount charged against the contract fund for Federal or State income taxes; and

     (i) any withdrawals, withdrawal charges and recapture of additional amounts.

Invested Purchase Amount.--This is the portion of the purchase payments that we add to the contract fund. It is equal to the purchase payments, plus any additional amounts we have credited, minus any applicable deduction for state and/or local premium taxes.

Investment Amount.--The investment amount for this contract is the amount we use to compute the investment results. The investment amount is allocated among the subaccounts. The amount of the investment amount and its allocation to subaccounts depend on (1) how you choose to allocate the invested purchase amount; (2) whether or not you transfer amounts among subaccounts; (3) the investment performance of the subaccounts to which amounts are allocated or transferred; and (4) whether or not you make any withdrawals. The account, subaccounts, and account investments are described on page 9.

The investment amount at any time is equal to the contract fund, minus the portion of the contract fund that is in the fixed account.

Cash Value.--The cash value of the contract at any time is the contract fund minus any withdrawal charges that apply, minus any Additional Amount which is subject to recapture. See Withdrawal Charges below for the period of time during which there may be a withdrawal charge.

We will usually pay any cash value or withdrawal promptly. But we have the right to postpone paying it for up to six months. If we do so for more than 30 days we will pay interest at the rate of at least 3% a year.

Withdrawal Charges (Deferred Contingent Sales Charges).--Although no sales charges are deducted from your purchase payments when they are made, your purchase payments may be subject to a sales charge upon withdrawal or upon surrender of this contract for its cash value. Earnings, defined on page 6, are not subject to sales charges. Withdrawals are considered to consist of earnings, if any, first, then of purchase payments on a first-in, first-out basis.

In each contract year, any purchase payments withdrawn which do not in total exceed 10% of your contract fund valued as of the date of the first withdrawal in that year, will not incur a sales charge. A sales charge may be imposed on purchase payments withdrawn in excess of this 10% limitation.

The amount of any sales charge imposed on the withdrawal of a purchase payment varies with the number of contract years that have elapsed since the purchase payment was made.

When you make a withdrawal, the rate of sales charge applied against any purchase payments or portion of a purchase payment that is subject to a charge is determined in accord with the following:

If the contract year of purchase payment is the same as the contract year of withdrawal, the rate is 8%.

If the duration from the start of the contract
year of purchase payment to the start of the                          The
contract year of withdrawal is...                                 rate is...

One year ........................................................     7%
Two years .......................................................     6%
Three years .....................................................     5%
Four years ......................................................     4%
Five years ......................................................     3%
Six years .......................................................     2%
Seven years .....................................................     1%
Eight years or more .............................................     0%

In determining the amount of sales charge, if any, we will consider that any purchase payment withdrawn is the first purchase payment made which has not previously been withdrawn. This is so even if that purchase payment was


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